Allen Hakakzadeh Senior Attorney, Individual Retirement T (818) 564-5243 allen.hakakzadeh@corebridgefinancial.com	Corebridge Financial 21650 Oxnard Street, Suite 750 Woodland Hills, CA 91367

September 19, 2024

Mr. Mark Cowan

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E. Washington, D.C. 20549

Re: American General Life Insurance Company (the “Registrant”)

Corebridge Capital Services, Inc. (the “Principal Underwriter”)

Pre-Effective Amendment No. 2 to Registration Statement on Form S-1

File No. 333-277203

Dear Mr. Cowan:

On behalf of the above Registrant and Principal Underwriter, we are transmitting for filing pursuant to the Securities Act of 1933 (“1933 Act”), Pre- Effective Amendment No. 2, to Registrant’s Form S-1 Registration Statement filed on September 18, 2024. The purpose of this filing is to register a new registered index-linked annuity product under the marketing name Corebridge MarketLock Annuity.

Please note that this Pre-Effective Amendment filing includes the Staff’s comments as well as the appropriate financial statements, exhibits, and Auditor’s consent.

The Registrant and Principal Underwriter respectfully request, consistent with Rule 461(a) under the 1933 Act, that the Commission, pursuant to delegated authority, grant acceleration of the effective date of this filing and that such Registration Statement be declared effective at 9:00 a.m., Eastern Time, on September 23, 2024, or as soon as practicable thereafter. Registrant and Principal Underwriter are aware of their obligations under the 1933 Act.

In connection with the foregoing request for acceleration, we understand that the Registrant is responsible for the accuracy and adequacy of the disclosures in the filing and that Staff comments or our changes to the disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing. In addition, the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

AMERICAN GENERAL LIFE INSURANCE COMPANY

By:	/s/ MALLARY L. REZNIK
Mallary L. Reznik, Senior Vice President,
General Counsel and Assistant Secretary

COREBRIDGE CAPITAL SERVICES, INC.

By:	/s/ MALLARY L. REZNIK
Mallary L. Reznik, Vice President

Should you have any questions or need any additional information concerning the Registration Statement, please do not hesitate to contact me at (818) 564-5243.

Very truly yours,

/s/ Allen Hakakzadeh

Allen Hakakzadeh